

December 21, 2011

<u>Via E-mail to William B. Masters</u>
Mr. David D. Dunlap
President and Chief Executive Officer
Superior Energy Services, Inc.
601 Poydras Street, Suite 2400
New Orleans, Louisiana 70130

> **Re: Superior Energy Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed December 6, 2011**
> **File No. 333-177679**

Dear Mr. Dunlap:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any further amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form S-4</u>

<u>Background of the Merger, page 44</u>

1.   We note your response to comment 6 from our letter dated December 2, 2011, and the disclosure on page 68. Revise your disclosure at the bottom of page 46, which is where you first discuss the engagement of Credit Suisse, to clarify that you did not request it to solicit third party indications of interest.

2.   In response to prior comment 7 from our letter dated December 2, 2011 you disclose that as part of assessing potential strategic alternatives, during the August 18, 2011 meeting, Complete's board discussed the size, business strategy, potential synergies and financial wherewithal of potential strategic partners and their potential interest in engaging in a strategic combination. Following this discussion, Complete's board concluded that it was unlikely that another party would propose a business combination on terms more

attractive than Superior had proposed. This same conclusion was reached on September 16 and October 7, 2011. Please explain how Complete's board determined that no other party would propose a business combination on terms more attractive, including how the board assessed other strategic partners interest in a combination, when it appears that neither Complete nor Credit Suisse solicited third party indications of interest in acquiring all or any part of Complete.

Certain Prospective Financial Information Reviewed by Superior, page 64

3.   In response to prior comment 11 from our letter dated December 2, 2011 you have disclosed the Spears & Associates Drilling and Production Outlook forecasts. However, you have not indicated any other material assumption underlying the projections. Also, you have not indicted any material assumption underlying "Certain Prospective Financial Information Reviewed by Complete" on page 74, for which we noted in prior comment 11 that you have only listed in summary form certain assumptions. Thus, we re-issue in part prior comment 11.

Material U.S. Federal Income Tax Consequences of the Merger, page 84

4.   We note your response to prior comment 13 from our letter dated December 2, 2011. However, we note that Latham & Watkins L.L.P.'s tax opinion filed as Exhibit 8.2 contains no opinion as to the tax consequences of the merger. If this is intended to be a short-form opinion, then both the exhibit 8 short-form opinion and the tax disclosure in the prospectus must state clearly that the disclosure in the tax consequences section of the prospectus is the opinion of counsel, and that disclosure must clearly identify and articulate the opinion being rendered. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

5.   Latham & Watkins L.L.P.'s tax opinion filed as Exhibit 8.2 appears to contain an unacceptable limitation on reliance. Language that states or implies that the tax opinion is "only" for the benefit of the board or the registrant is unacceptable. Please revise. See Staff Legal Bulletin No. 19 (Oct. 14, 2011).

Where You Can Find More Information; Incorporation by Reference, page 126

6.   In response to prior comment 15 from our letter dated December 2, 2011 you revised to specifically incorporate the Forms 10-Q for the fiscal quarter ended September 30, 2011, as well as the Forms 8-K required to be filed through the date of filing of the amendment. However, after the date of filing of this amendment, other Forms 8-K have been filed which are not specifically incorporated by reference. Furthermore, as currently worded, this amendment does not incorporate future filings after the date of the initial registration statement and prior to effectiveness. Accordingly, please file an amendment that specifically incorporates these Forms 8-K and any other subsequent report filed pursuant to Section 13(a) or 15(d) of the Exchange Act. To avoid having to file a pre-effective amendment solely to incorporate an Exchange Act report filed prior to effectiveness, as we directed in our prior comment, please see Question 123.05 of the Division of

Corporation Finance's Compliance and Disclosure Interpretations on Securities Act Forms.

Exhibits

7.   We note that Superior closed an $800 million note offering on December 6, 2011. However, the indenture and registration rights agreement relating to this note offering do not appear filed as exhibits to this registration statement. Please include or tell us why such documents are not required to be filed as exhibits to this registration statement. See Item 601 of Regulation S-K. In this regard, see also comment 6 above.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or the undersigned at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: <u>Via E-mail</u>
       Scott D. Chenevert
       Jones, Walker, Waechter, Poitevent, Carrère & Denègre L.L.P.